Exhibit 1

IncrediMail to Acquire Smilebox Inc.

IncrediMail executes on growth strategy by expanding its product portfolio and diversifying its revenue

TEL-AVIV, Israel – August 1, 2011 -- IncrediMail Ltd. (Nasdaq: MAIL), a digital media company that builds downloadable personal productivity consumer products, today announced that it has signed a definitive agreement to acquire Smilebox Inc., a U.S. consumer focused photo sharing and social expression company.  The acquisition adds another major product to the IncrediMail portfolio, significantly diversifying its revenue mix.

Under the terms of the agreement, IncrediMail will pay $25 million substantially in cash at closing, with additional payments of up to $15 million, if certain milestones and performance based conditions are met, payable in two installments on the seven and 14 months anniversary from closing.  Approximately 10% of the acquisition consideration will be held in escrow for 18 months.

“Smilebox is a great consumer brand that has established a loyal following through a strong focus on its consumers’ needs.   This acquisition is a perfect fit for our growth strategy as it extends our product portfolio and substantially increases our premium subscription base,” said Josef Mandelbaum, IncrediMail’s CEO.  “Finding the right acquisition to complement our existing business has been a top priority since I joined the company almost a year ago.  We have worked hard and been extremely disciplined in our search for a company that meets our specific criteria.  We are very excited about this acquisition as Smilebox’s high quality product and similar target demographic make the company an optimal fit for IncrediMail.”

Smilebox is an easy-to-use, downloadable desktop application that allows consumers to use personal photos and videos to construct one-of-a-kind creations, including: greeting cards, invitations, slideshows, scrapbooks and photo albums.  Smilebox makes adding your personal touch and connecting with family and friends easy, unique and memorable.

Andrew Wright, CEO of Smilebox said, “We’re excited to become a division within the IncrediMail family of products and deliver easy-to-use digital products that inspire and delight second-wave technology adopters, in particular women.  As the fastest growing consumer segment online, second wave adopters are looking for simple, safe and easy-to-use products. We believe that by leveraging our combined expertise to focus on this market, we’ll be in a better position to make the everyday life of our consumers simpler and put a smile in their hearts.”

Mandelbaum concluded, “My previous experience in acquiring similar businesses, combined with the seasoned team we have built to pursue and execute IncrediMail’s growth strategy, gives me confidence in the success of this, our first acquisition.”

IncrediMail expects Smilebox to generate cash sales in excess of $15 million in 2012 and be EBITDA accretive in the second half of 2012.  The Company plans to further elaborate on the acquisition as part of its second quarter 2011 earnings call. The acquisition is expected to close during the third quarter of 2011.  After closing, Smilebox will continue to operate from its Redmond-based offices, which currently employs roughly 50 people, and no material changes are anticipated to the organization.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that builds downloadable consumer applications for second wave adopters. The company’s award winning e-mail product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include PhotoJoy, a photo sharing and discovery product, HiYo, a graphic add-on to instant messaging software, and Magentic, a wallpaper and screensaver software.

About Smilebox Inc.
Founded in 2005 by Andrew Wright, Smilebox (http://www.smilebox.com) is an easy-to-use service that lets customers quickly turn life’s moments into digital creations to share and connect with friends and family in a fun and personal way. Since the service's launch in June 2006, more than 15 million people have installed Smilebox and more than 180 million Smileboxes have been played worldwide. Smilebox is the only service that supports all personal media (photos, videos, and music), all content types (ecards, invitations, slideshows, digital scrapbooks, photobooks and postcards) and all sharing methods (email, print, burn to DVD, blog and post to Facebook). Smilebox is a privately held company and headquartered in Redmond, Washington.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement, costs and potential litigation associated with the transaction, the failure of either party to meet the closing conditions set forth in the acquisition agreement, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact:
KCSA Strategic Communications
Rob Fink, 212-896-1206, rfink@kcsa.com
or
Chi-Chi Millaway, 212-896-1269, cmillaway@kcsa.com